

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2011

<u>Via E-mail</u>
Richard M. Haddrill
Chief Executive Officer
Bally Technologies, Inc.
6601 S. Bermuda Road
Las Vegas, NV 89119

   Re: **Bally Technologies, Inc.**
       Form 10-K for the fiscal year ended June 30, 2010
       Filed August 26, 2010
       Form 10-Q for the quarterly period ended March 31, 2011
       Filed May 9, 2011
       File No. 001-31558

Dear Mr. Haddrill:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Stephen Krikorian

          Stephen Krikorian
          Accounting Branch Chief